Exhibit 99.1

Allot Communications Announces Authorization of Share
Repurchase Program of up to $15 Million

Hod Hasharon, Israel – August 4, 2015 – Allot Communications Ltd. (NASDAQ, TASE: ALLT), a leading global provider of intelligent broadband solutions that empowers communication service providers to optimize and monetize their networks, enterprises to enhance productivity and consumers to improve their digital lifestyle, announced today that its Board of Directors has approved a program for the Company to repurchase up to $15 million of its outstanding ordinary shares.  Under Israeli law, commencement of repurchases is subject to court approval. As of June 30, 2015 Allot had approximately 33.5 million ordinary shares outstanding.

Andrei Elefant, President and Chief Executive Officer of Allot said: “This share repurchase program demonstrates the confidence we have in the Company and its long-term growth prospects, and is consistent with management’s goal of increasing shareholder value.”

Share purchases will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume and other factors. Such purchases will be made in accordance with all applicable securities laws and regulations. For all or a portion of the authorized repurchase amount, Allot may enter into a plan that is compliant with Rule 10b5-1 of the United States Securities Exchange Act of 1934 that is designed to facilitate these purchases. The repurchase program does not require Allot to acquire a specific number of shares, and may be suspended from time to time or discontinued.

The share repurchases will be funded from available working capital. Allot intends to apply to the competent court in Israel for authorization to repurchase an amount of its Ordinary Shares for an aggregate purchase price of up to $15 million. Allot expects that the court approval process will take approximately three months.

About Allot Communications

Allot Communications Ltd. (NASDAQ, TASE: ALLT) empowers service providers to monetize and optimize their networks, enterprises to enhance productivity and consumers to enjoy an always-on digital lifestyle. Allot’s advanced DPI-based broadband solutions identify and leverage network intelligence to analyze, protect, improve and enrich mobile, fixed and cloud service delivery and user experience. Allot’s unique blend of innovative technology, proven know-how and collaborative approach to industry standards and partnerships enables network operators worldwide to elevate their role in the digital lifestyle ecosystem and to open the door to a wealth of new business opportunities. For more information, please visit www.allot.com.

Forward Looking Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; court approval of the Company’s proposed share buy-back program; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Allot Communications
Rami Rozen | AVP Corporate Development
+972.52.5694441| rrozen@allot.com